Autovative Products, Inc.

502 N. Santa Fe Avenue, Ste. D

Vista, CA 92083

October 12, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown and\or Susan Block

Re: Autovative Products, Inc.

Registration Statement on Form S-1

Filed June 29, 2011

File No. 333-175212

Dear Mr. John Dana Brown and\or Susan Block:

This letter is submitted on behalf of Autovative products, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated July 26, 2011 and October 7, 2011  (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below are incorporated in Amendment No. 1 (the “Amendment”) to the Registration Statement filed as of the date hereof.

Registration Statement Cover Page

Registration Fee Table

1. Given that you are registering shares of common stock for resale please revise to calculate your registration fee in accordance with Rule 457(a), rather than Rule

457(o), or please advise.

Although we are registering shares of common stock for resale—they have never been previously registered; therefore it is our understanding that a registration fee is applicable per Rule 457(o).

2. With a view to revised disclosure, please explain to us how you calculated “the original purchase price paid by the selling shareholders of $0.35” disclosed on page two. We note for example that page 12 suggests that some of the selling stockholders obtained their shares at $0.10 per share in a private offering ending in July 2010.

A typographical error “the original purchase price paid by the selling shareholders of $0.35” It should have read “the original purchase price paid by the selling shareholders of $0.10”.

3. Refer to the second sentence in the second paragraph following the fee table.

Please delete that sentence.

The sentence “Our common stock is not traded on any national exchange and in accordance with Rule 457; the offering price was determined by the price shares were sold to our shareholders in a private placement memorandum.” was removed.

Prospectus Cover Page

4. Please remove the second paragraph, as it is not responsive to Item 501 of

Regulation S-K.

The following paragraph was removed:

On March 15, 2010 the Company initiated a Private Reg D 506 Offering for the sale of 500,000 shares of common stock at $.10 per share. The Company sold 223,000 shares of its common stock.  These shares were sold directly by the Company and the Company has received total proceeds from the Private Placement of $22,300 net of certain selling costs and adjustments for currency exchange rates.

Prospectus Summary, page 5

5. Please disclose the aggregate market price of your common stock based on the proposed offering price and disclose the balance of total stockholders’ equity at your most recent balance sheet date.

The following disclosure was entered on Page 5 of the Prospectus Summary:

Aggregate Market Price of Common Stock

The balance of total stockholders’ equity at the most recent balance sheet date was $57,964.00. The aggregate market price of our common stock based on the proposed offering price of $1.00 using the most recent balance sheet date is $8,585,977.00

Organizational History, page 5

6. Please revise to clarify your reference to “online marketing tools to promote its products.” It appears that online marketing may not be how you have been marketing your products previously. The Description of Business section seems to convey a marketing strategy different from an online marketing strategy. You also reference “digital strategies” on page five and “emerging technologies” and “digital technologies” on page six, but the prospectus does not appear to shed light anywhere on what these mean.

The following paragraph was changed

The Company believes it will be able to successfully compete in the industry marketplace by controlling production costs, increasing sales through the trucking fleet industry and the retail markets; and the introduction of new product lines. In the near future we plan on enhancing our online marketing through website development and social media which we believe will aid with online retail and wholesale sales.

Introduction, page 5

7. Please revise the statement that you are “an exclusive distributor of automotive specialty parts” to clarify what this means. Additionally please clarify here to state that that your products do not have patent protection, and that you have not filed any trademarks or copyrights for your products, as noted on page 10.

Changed as follows:

Autovative Products, Inc. is a distributor of automotive specialty parts.

Our products do not have patent protection nor do we have any trademarks or copyrights on our products.

Company Assets, page 5

8. Please explain to us your basis for the third sentence in this paragraph and the second sentence of the following paragraph. Please disclose here that your auditor has stated that you have not generated significant revenues or profits to date which raises substantial doubt about your ability to continue as a going concern.

Company Assets

The Company’s principal assets (“Assets”) consist of cash and equipment. All of the Company’s income to date has been generated from sales of its Portable Tow Truck product to FedEx and UPS for use with their trucking fleets. It is management’s opinion that the assets its has, including cash, contracts, future revenue streams, rights and certain business concepts may be able to adequately capitalize the Company for the next twelve (12) months based on the fact that currently only commissions have been paid and are currently being paid. However it is also of the opinion of management that without additional funding to the Company we may not be able to pay the additional expenses necessary to continue as a going concern or to pay the expenses of being a public Company which by themselves are and could be substantial. There are no plans in place for additional funding. In addition our auditor has stated in his audit of the Company’s financial statements that we have not generated significant revenues or profits to date which raises substantial doubt as to our ability to continue as a going concern.

Company Cash Flow, page 5

9. Please delete the statement that :for the last three fiscal years the Company had total Gross Revenues of $394,159” of balance that disclosure by including your revenues and net loss for the most recent audited period and interim stub in the same paragraph, as well as the two previous years.

Changed as follows:

The Company has cash assets derived from its distribution of its products and a private placement of its stock.  Assuming the Company does not generate any income from its new products it still believes it may have sufficient cash to operate for the next twelve (12) months; however with the added expense of being a public company it is likely that we will not be able to pay additional expenses without additional funding. Currently there are no plans in place for additional funding. From its inception the Company’s primary business activity was to aid in the manufacturing process of its products and to create sales in the larger trucking fleets, complete a private placement of some of its common shares, establish its web site, progress sales of its products and conduct an audit and assist legal counsel and others in the preparation and drafting of this Registration Statement.

10. Additionally please disclose your current average monthly “burn rate” and the month you will run out of funds without the addition of capital.

Changed as follows

The Company has cash assets derived from its distribution of its products and a private placement of its stock.  Assuming the Company does not generate any income from its new products it still believes it may have sufficient cash to operate for the next twelve (12) months; however with the added expense of being a public company it is likely that we will not be able to pay additional expenses without additional funding. Currently there are no plans in place for additional funding. The Company’s overhead is currently paid for by its President, Dave Funderburk. Without his capital infusion the Company would have no money with which to operate. The Company cannot, at this time, accurately estimate its future monthly “burn rate” of its capital. From its inception the Company’s primary business activity was to aid in the manufacturing process of its products and to create sales in the larger trucking fleets, complete a private placement of some of its common shares, establish its web site, progress sales of its products and conduct an audit and assist legal counsel and others in the preparation and drafting of this Registration Statement.

Future assets and growth, page 6

11. Please revise to clarify the reference to “multiple revenue streams.” It is not clear from your disclosure to what extent you are generating revenue from sales of the Overhead Door Saver.

Changed as follows:

Future Assets and Growth

We will continue to generate limited future income from our Assets; however, we cannot provide absolute assurances or estimates of these revenues. The Company had Net Losses for the last three fiscal year ends, and the Company anticipates it may operate at a deficit for its next fiscal year and may expend most of its available capital. The Company’s current cash on hand is, primarily, budgeted to cover the anticipated costs of its administrative overhead and costs associated with developing and operating the businesses going forward including costs for legal, accounting and Transfer Agent services. We believe that the Company will have sufficient capital to operate its businesses over the next twelve (12) months. There can be no assurances, however, that actual expenses incurred will not materially exceed our estimates or that cash flows from our existing Assets will be adequate to maintain our businesses. The Company cannot, at this time, accurately estimate its future monthly “burn rate” of its capital.

12 Please revise the reference to “less competition” in light of disclosure on page nine regarding an “extremely competitive” environment that is “expected to continue to increase.”

The following changes were made:

The automotive industry as a whole is an extremely competitive industry dominated by many very large, fully integrated conglomerates. The Company is building its business model cognizant of these market realities and management will be attempting to use and capitalize upon emerging technologies to deliver and market its products.

13. In regards to your disclosure about “raising additional capital” in the third paragraph, please clarify the approximate amount of funds that you will need to raise.

14. Additionally please revise the reference to a “secondary offering” as this typically refers to resales of securities that have already been issued to the public.

15. In the third paragraph, please balance your disclosure regarding your hopes to increase you revenue streams by indicating that there is no guarantee that you will be able to increase your revenue streams.

Please note that per Comments 13-15 the following paragraph was changed:

Our business model is predicated on the assumption that we can continue to generate revenue from the Portable Tow Truck and that we will generate revenue from Overhead Door Saver and from products we intend to develop, produce and distribute over the next fiscal year and that we can, successfully, manage our costs by capitalizing on new and emerging digital technologies, business developments and our management. 15 However there is no guarantee that we will continue to generate revenue from the Portable Tow Truck and that we will generate revenue from Overhead Door Saver and from products we intend to develop, produce and distribute over the next fiscal year and that we can, successfully, manage our costs by capitalizing on new and emerging digital technologies, business developments and our management. Although we generated Losses for the last three years of operation and anticipate we may lose money in the current fiscal year we believe that our Business Strategy combined with raising additional capital will place us in a position to increase our revenue streams. 13 We currently do not have a specific capital amount that will be needed to reach the goals of our Business Strategy; 14 and at this time there is no plan in place to raise additional capital.

The Company’s primary manager, its CEO. Mr. Funderburk, has operated the Company for the last seven years but has no experience or expertise in operating a public company. Until such time as the Company is more established and capitalized, we will not be able to employ any personnel on a full time basis.

Description of Selling Stockholders, page 7

16. Please clarify here and elsewhere what you mean by the company issued “restricted 144 stock.” Please also refer to Item 26. “Recent Sales of Unregistered Securities,” at page 28.

Please note that on page 7 and page 28 all references to restricted 144 were deleted and replaced by common stock.

Description of Selling Stockholders

Through this prospectus, we are registering for resale 1,385,977 shares of common stock.  The Company is authorized to issue 25,000,000 shares of common stock, par value .001 per share. At the twelve months ended December 31, 2010 there were 8,585,977 shares of common stock issued and outstanding.

On July 10, 2007 the Company issued 12,977 shares of common stock for services rendered to the Company for marketing related services.

On July 10, 2008 the Company issued 1,125,000 shares of common stock for services rendered to the Company for marketing and administrative and bookkeeping related services.

From March 15, 2010 to July 30, 2010 the Company issued 223,000 shares at a price of $.10 per share through a Reg D 506 Private Offering.

On December 29, 2010 the Company issued 25,000 shares of common stock per a contract with Direct Media Enterprises which were dividend to the shareholders of Direct Media Enterprises for media advertising via Direct Media Enterprise’s kiosk technology. The stock was issued for initial video production services at a price of $.10 per share (services valued at $2,500.00).

The names and share amounts of the selling stockholders are set forth under “Selling Stockholders and Plan of Distribution” in this prospectus.  None of the selling stockholders are officers, directors or 10% or greater stockholders of our company nor are any affiliated or associated with any broker-dealers.

Summary Financial Data, page 7

17. Please provide your revenue and net income or loss for the most recent interim stub.

We are currently in process of completing our interim statements for March 31, 2011 and June 30, 2011. At this time the interim statements are not complete. We recognize that we must file the interim statements and will do so upon completion.

Risk Factors, page 8

18. Please revise to provide a risk factor indicating that the auditor’s report contains an explanatory paragraph for the going concern uncertainty. Your revised disclosures should state that the Company has incurred losses since its inception and this raises substantial doubt about your ability to continue as a going concern.

The following Risk Factor was added:

OUR AUDTIOR’S REPORT CONTAINS AN EXPLANATORY STATEMENT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The Company has had losses since its inception. There is no assurance that we will become profitable in the future.

Our auditor has included the following paragraph in his Auditor’s report (page F1-2)

“The Company has not generated significant revenues or profits to date. This factor, among others, raises substantial doubt about its ability to continue as a going concern.  The Company’s continuation as a going concern depends upon its ability to generate sufficient cash flow to conduct its operations and its ability to obtain additional sources of capital and financing.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

19. Please add a separate risk factor addressing that because your sole employee is your sole director, he will determine his commission, salary and perquisites. We note for example that Mr. Funderburk received commissions averaging 89% of sales for the three most recently completed fiscal years. Additionally please revise the risk factor “LOSS OF OUR CEO…” to disclose that you compensate Mr. Funderburk through commissions or advise.

Please note that Mr. Funderburk has received approximately 15% commissions from revenues generated to date. There are other parties who are not employees or officers or directors of the company who receive commissions from sales generated.

The following Risk Factor was added:

Our sole employee is our sole director; as such he will determine his commission, salary and perquisites.

Mr. Funderburk is the Company’s President and sole director and sole employee. He has in the past and will continue to determine his commission, salary and perquisites. Mr. Funderburk has received commissions averaging approximately 15% of sales for the three most recently completed fiscal years.

The following Risk Factor was changed as follows:

 LOSS OF OUR CEO COULD ADVERSLY AFFECT OUR BUSINESS

Loss of Mr. Funderburk could slow the growth of our business, or it may cease to operate at all, which may result in the total loss of investor’s investments. Mr. Funderburk is not, presently, receiving a salary from the Company and it is unknown, at this time, if or when the Company may be able to compensate Mr. Funderburk for his management services. The company does not anticipate Mr. Funderburk receiving a salary in the foreseeable future. Mr. Funderburk does receive commissions from sales which have over the last three fiscal years averaged approximately 15% of our sales revenue.

We have a limited operating history, page 8

20. We note your disclosure in the second paragraph that discusses an unfinished motion picture that you acquired, but do not see disclosure regarding this elsewhere. Please revise or advise.

The sentence in question was deleted.

There are increased costs, page 8

21. Please revise to disclose the estimated costs on an annual basis. Please also add risk factor disclosure, if true, that you might not be able to absorb the costs of being a public company.

THERE ARE INCREASED COSTS AND REGULATIONS ASSOCIATED WITH OPERATING A PUBLIC COMPANY AND WITH ONLY ONE OFFICER AND DIRECTOR WE WILL HAVE LIMITED INTERNAL ACCOUNTING CONTROLS.

There are a number of expenses and costs associated with operating a public Company including filing expenses, transfer agent, stock issuance and maintenance costs, accounting, legal and auditing expenses, estimated to be approximately $15,000 annually that will materially increase the Company’s operating expenses and make it more difficult for the Company’s businesses to produce operating profits. There is no assurance that we can absorb the costs of being a public company. Our CEO has no prior experience managing a public company. With only one officer and director there will be no internal oversight to the Company’s financial reporting, initially, except from the Company’s outside auditors.

We are Dependent of the Popularity of Products, page 9

22. Please provide a separate risk factor that more prominently discusses the risks that you depend on two major customers for your revenue and that you have no ongoing contracts with these customers.

Risk Factor was added as follows:

OUR CURRENT REVENUE DEPENDS SOLELY ON TWO MAJOR CUSTOMERS.

We currently sell the Portable Tow Truck units to Federal Express (FEDX) and to United Postal Service (UPS). We have no ongoing contract with either entity. Currently, should we lose these customers we would have no revenue and we would have no ability to continue as a going concern.

WE MAY BE SUBJECT TO CLAIMS OF TRADEMARK INFRINGEMENT, WHICH MAY HARM OUR BUSINESS., page 10

23. We note the website www.theportabletowtruck.com. With a view to revised disclosure please tell us whether you are affiliated with this website or whether this is the website of a competitor.

WE MAY BE SUBJECT TO CLAIMS OF TRADEMARK INFRINGEMENT, WHICH MAY HARM OUR BUSINESS

The Company currently has not filed any trademarks or copyrights for its products. However we intend to file in the near future. We may be subject to legal proceedings alleging claims of trademark infringement in the future. If we must re-brand, it may result in significant marketing expenses and additional management time and resources, which may adversely affect our business.

Additionally, we cannot guarantee that our trademarks will be completely protected. This could cause harm to our brand and ultimately, to us. We could also spend additional time and resources fighting other entities that might infringe upon our trademarks.

We applied for patents and our patent application was declined, which may allow competitors to copy our designs for both the Portable Tow Truck and the Overhead Door Saver. Should a larger Company copy our designs, it is possible that they

There currently is another Company with the website name www.theportabletowtruck.com  that sells the Portable Tow Truck on a retail only basis. The Company is owned by the manufacturer of the Portable Tow Truck units that we currently sell for commercial use. They are not affiliated with our company and sell the Portable Tow Truck strictly on a retail basis.

24. Please provide a separate risk factor that more prominently addresses the fact that the patent applications for your products have been denied. Additionally, to the extent practicable, please briefly explain the reasons why the patent applications were denied.

Please note that we made changes in the Risk factor also and per your request added an additional risk factor.

WE MAY BE SUBJECT TO CLAIMS OF TRADEMARK INFRINGEMENT, WHICH MAY HARM OUR BUSINESS

24 We applied for a patent for the Overhead Door Saver and our patent application was declined, which may allow competitors to copy our designs for both the Portable Tow Truck and the Overhead Door Saver. Should a larger Company copy our designs, it is possible that they may be able to manufacture and sell the like kind products at a substantially lower cost than us.

 OUR PATENT APPLICATION WAS DENIED

A patent was applied for regarding the Overhead Door Saver which was denied due to the fact that there was an existing patent for the basic technology which we applied for, although for a different use.

We explored filing a patent for the Portable Tow Truck but did not file a patent for the Portable Tow Truck.

As such it is entirely possible that a company with greater resources could copy our designs of both the Overhead Door saver and the Portable Tow Truck and manufacture and sell a similar product.

Selling Security Holders, page 12

25. Please briefly provide disclosure here regarding the initial transactions from which the selling shareholders received their shares or advise. Also, file as exhibits any material agreements regarding those transactions.

The following was changes were made:

The shares being offered for resale by the selling stockholders consist of the 1,385,977 shares of our common stock held by 60 shareholders of our common stock, 223,000 shares of which sold in our Private offering through July of 2010 (a Regulation D was filed with the SEC on March 18, 2010); 1,137,977 shares which were issued for services rendered to the Company in 2007 and 2008; and 25,000 shares which were issued to the shareholders of Direct Media Enterprises for marketing and video work.

26. Please provide beneficial ownership for the stock, as necessary. We note for instance, Cabb Enterprises is listed in the selling shareholder table.

None of the shareholders listed in the shareholder table are beneficial owners as was disclosed on page 14

To our knowledge, none of the selling shareholders or their beneficial owners:

-	has had a material relationship with us other than as a shareholder at any time within the past three years; or

-	has ever been one of our officers or directors or an officer or director of our predecessors or affiliates

-	are broker-dealers or affiliated with broker-dealers.

Plan of Distribution, page 14

27. Please address the applicability of Regulation M to the offering.

The following paragraph was added:

REGULATION M We plan to advise the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, the selling stockholder are not permitted to cover short sales by purchasing shares while the distribution it taking place. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

No Public Market for Common Stock, page 16

28. Please revise the reference to the “NASDAQ bulleting board” to refer to the OTC Bulletin Board. Please also remove references to NASD.

The reference to the “NASDAQ bulleting board” was changed to refer to the OTC.

All references to the NASD were removed.

29. Please remove the reference to this offering being self-underwritten.

The reference to this offering being self-underwritten was removed.

Description of Business, page 17

30. Please disclose what price per unit if for your products.

Because our prices are different for UPS and FEDEX we chose to simply give a price range for the products and added the following:

The unit price for the Portable Tow Truck varies and sells in the $20-$30 range. The other product is the Overhead Door Saver, a heavy-duty spring device for use in fleets of trucks with overhead doors. It cushions the shock of constant door openings, and greatly reduces overhead door repairs. The price for the Overhead Door Saver is in the $30 range.

31. Throughout your filing, when discussing future plans, such as expanding your marketing, or discussing future products, please balance your disclosure by providing a timeline, discuss the necessary material steps in the process and disclose the estimate cost of each step. Clarify if you will need additional financing. If financing is not currently available, please also make that clear. As an example, we also note the mention of new products under “Company Cash Flow” at page 5 and products you intend to develop under “Future Assets and Growth” at page 6.

Please note that page 17 was rewritten to address the comment.

Business Strategy, page 17

32. We note the statement that “[w]e are in process of developing the necessary creative and technical documentation to implement the above strategies.” Please revise to state more clearly what this means. If this means you do not yet have plans for how to accomplish these initiatives, please so state.

We have changed the sentence to the following:

To accomplish these goals the Company will need to raise additional capital. At this time there are no definitive plans to raise additional capital.

Industry Overview, page 17

33. Please revise your explanation of the aftermarket industry to explain to investors where your current operations fit within the scheme.

We deleted the following sentence and added the paragraph below.

As we expand into other automotive products, we expect to enter the market with unique products, some of which will have no similar products currently in the marketplace.

33 Currently we are selling the Portable Tow Truck directly to two large fleet lines, UPS and FEDEX. Our goal is to sell through means mentioned above:  (1) traditional, (2) retail and (3) OES channels; in addition to the sales we are currently making. We recognize that we will need to raise additional capital to accomplish that goal. As of now we have no plan in place for raising additional capital.

34. Please revise to provide a basis for the claim that overhead door stops have “proven to be of little effect”, or please remove the statement. Additionally please provide a basis for or remove the statement under Competition that rubber door stops “have not proved effective.”

The paragraph in question was changed as follows:

According to some of the UPS mechanics there is currently no other similar device on the market designed to reduce the repairs on overhead doors that they are aware of. According to some of the mechanics at UPS small rubber door stops have been used in attempts to reduce the overhead door repairs, but they have not proved effective.

35. Please clarify the statement regarding “unique products, some of which will have no similar products currently in the marketplace” to explain to investors whether you currently have any such additional products in development or otherwise.

Please note the following sentence was deleted.

As we expand into other automotive products, we expect to enter the market with unique products, some of which will have no similar products currently in the marketplace.

Customers, Page 19

36. Similar to the disclosure provided regarding the number of units of Portable Tow Trucks sold per year, please disclose the number of Overhead Door Saver units that are sold on average per year.

The following was added to the paragraph:

To date we have sold approximately 100 units of the Overhead Door Saver, primarily for testing purposes.

37. Please revise to indicate that you will be registered under section 15(d) of the Exchange Act, or please advise.

The following sentence was changed as follows:

As an issuer whose securities will be registered under section 15(d) of the Exchange Act…

Executive Compensation, page 21

38. Please revise to provide information for the most recently completed fiscal year. Additionally please report commissions paid to Mr. Funderburk in the Summary Compensation Table.

The Following changes were made:

David Funderburk, CEO, and Chairman of the Board of Directors	2008-2010	$59,124	$59,124

David Funderburk has received compensation in the way of commissions on sales to date. In the last three fiscal years he has received commissions totaling $59,124.00. He has also been compensated by the issuance of 7,200,000 shares of the Company’s stock in 2005.

Note A Summary of Accounting Policies

Impairment of Long-Lived Assets, Page F-9

39. Given that the Company has experienced a decline in its sales revenues and an increase in its net losses from 2009 to 2010, please tell us and revise your accounting policy disclosures to explain in further detail the method and significant assumptions used by the Company in completing its most recent impairment analysis with respect to its long lived assets.

The paragraph was changed as follows:

IMPAIRMENT OF LONG-LIVED ASSETS

The Company has adopted Statement of Financial Accounting Standards No. 144 (SFAS 144). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company uses an estimate of undiscounted future net cash flows of the assets over the remaining useful lives in determining whether the carrying value of the assets is recoverable. If the carrying values of the assets exceed the expected future cash flows of the assets, the Company recognizes an impairment loss equal to the difference between the carrying values of the assets and their estimated fair values. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent from other groups of assets. The evaluation of long-lived assets requires the Company to use estimates of future cash flows. However, actual cash flows may differ from the estimated future cash flows used in these impairment tests. SFAS No. 144 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell. The company performed such an impairment review and determined that the future benefits from long-lived assets exceeded their carrying so that no write down of carrying value was necessary. The company will re-evaluate the impairment of long lived assets at the end of the current fiscal year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 26

40. Your current disclosures merely state the components of revenues and expenses in the aggregate. Please revise to discuss the reasons for fluctuations from period to period in your various categories of revenues and expenses. Specifically, provide a discussion of changes in each material line item in the consolidated statement of operations with a detailed analysis of each significant factor ( quantified as practicable) that contributed to the overall material change in the specific line item, such as the decline in revenues in each of the periods presented.

The Results of Operations were changed as follows:

Results of Operations

FOR THE YEARS ENDING DECEMBER 31, 2008, 2009 AND 2010 AND SIX MONTHS ENDED JUNE 30, 2011.

For the previous (3) years (2008-2010) of operation we had Gross revenues of $394,159, derived primarily from the distribution of the Portable Tow Truck units, and total Operating Expenses of $248,668. Net Losses were ($63,213). In 2008 we had Gross revenues of $185,455, derived primarily from the distribution of the Portable Tow Truck units, and total Operating Expenses of $199,858. Net Losses were ($14,403). In 2009 we had Gross revenues of $120,561, derived primarily from the distribution of the Portable Tow Truck units, and total Operating Expenses of $122,125. Net Losses were ($1,565). In 2010 we had Gross revenues of $88,143, derived primarily from the distribution of the Portable Tow Truck units, and total Operating Expenses of $135,388. Net Losses were ($47,245). At the six months ended June 30, 2011 we had Gross revenues of $78,967, derived primarily from the distribution of the Portable Tow Truck units, and total Operating Expenses of $74,760. Net Income was $4,207. It is the intention of the Company to continue to develop and distribute its products; however, there is no assurance the Company will be able to generate Net Income over the long term.

Our revenues decreased 35% from $185,455 in 2008 to $120,561 in 2009 and 27% from $120,561 in 2009 to $88,143 in 2010; a decrease in revenues of 53% in the three fiscal year period. The revenue drop is attributed to the fact that when the Company initially sold its Portable Tow Truck units to FEDEX and UPS a larger number were purchased initially as the products were new to both FEDEX and UPS and by the fiscal year end 2010 most of the fleet trucks that required the Portable Tow Truck units had already purchased them; a saturation level within the fleets using the products had occurred. In 2010 new orders from both UPS and FEDEX were typically from new trucks or drivers placed online with their respective fleets or from drivers who needed to replace the units due to loss or wear.

In the six month period ending June 30, 2011 our revenues were $78,967 as opposed to the revenues from the six months ending June 30, 2010 which were $64,669. An increase of 18%.

Our operating expenses decreased from $199,858 in 2008 to $122,125 in 2009 (a 39% decrease over the previous year) and $135,388 in 2010 (an increase of 11% over the previous year). The drop in expenses correlates to the drop in revenues noted above. In 2010 the expenses were increased by 11% over the previous year primarily due to an effort to market the Overhead Door Saver to the trucking fleets of FEDEX and UPS along with added expenses in terms of marketing the Portable Tow Truck. Our advertising and marketing expenses were $26,310 in 2010 as compared to 0 in 2009.

In the six month period ending June 30, 2011 our expenses were $ 74,760 as opposed to the expenses from the six months ending June 30, 2010 which were $86,597. A decrease of 14%.

We attribute the increase in revenues and decrease in expenses in the six months ended June 30, 2011 to the additional money we have spent on advertising in the last six months which was $15,200.

Liquidity and Capital Resources, page 26

41. Generally liquidity should be discussed on both a long term and short-term basis. See Item 303 (a) of Regulation S-K, Instruction 5. Accordingly, please revise to discuss the sufficiency of the Company’s resources to satisfy its ongoing cash requirements on a long-term basis.

Please note that Liquidity and Capital Resources were changed as follows:

Liquidity and Capital Resources

As of the period ending December 31, 2010 the Company had cash on hand of $1,042, total Current Assets of $1,462, total Assets of $57,964, total Current Liabilities of $0 and total Stockholder’s Equity of $57,964. The Company’s cash was generated from revenue from its sales of its Portable Tow Truck units, and proceeds from a Private Placement of its shares. The Company believes it has sufficient cash resources available to fund its primary operation for the next twelve (12) months.

As noted above in the Results of Operations, our revenues at year end December 31, 2010 had decreased by 53% in the last three years; attributed to a saturation of the sales of the Portable Tow Truck Units in the FEDEX and UPS trucking fleets. It is likely that sales revenues will continue to either remain at the same level at fiscal year end 2010 or decrease, again due to the saturation level of sales of the units within the two trucking fleets; unless the Company increases sales revenues through additional markets outside of the sales of the Portable Tow Truck units to only FEDEX and UPS.

We spent more money on advertising in the six months ended June 30, 2011 as noted above; as a result we have seen an increase in sales revenues also as noted above. We are currently attempting to attract additional trucking fleets to use our Portable Tow Truck units as well as our Overhead Door Saver.

We believe that in order for the Company’s sales revenues to increase it is paramount that the Company engage in sales agreements with additional trucking fleets for both its Portable Tow Truck units and its Overhead Door Saver units. We have engaged additional sales people on a commission only basis in Idaho, Southern California and Arizona to direct sales towards larger trucking fleets like FEDEX and UPS. We believe that the last quarter of 2011 into the first quarter of 2012 should show positive results due to the increased sales effort. However there is no assurance that any additional sale will be made. Further there is no assurance that our sales revenues will not continue to decrease over the revenues of fiscal year end 2010.

The Company has no, current, off balance sheet arrangements and does not anticipate entering into any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition. The Company has no agreements in place with its shareholders, officer and director or with any third parties to fund operations beyond the end of the Company’s 2010-2011 fiscal years. The Company has not negotiated nor has available to it any other third party sources of liquidity.

Other

42. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. In this regard, your financial statements should be updated include financial statements for the period ended March 31, 2011. Also note that for effectiveness on or after August 13, 2011, interim financial statements for the period ended June 30, 2011 will be required.

Please note that on page F-7 to F-10, the interim financial statements through June 30, 2011 were added.

Also please note that the Summary Financial Data on Page 7 was changed to reflect the interim financials statements. As well as the footnotes where applicable.

43. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement. Note that your consent refers to your opinion dated June 3, 2011, which is inconsistent with the June 6, 2011 report date. Please ensure that consents filed in future amendments refer to the correct report dates.

Please note that a new consent is filed with the amendment.

Signatures

44. Please refer to the signatures. For the individual capacity signatures, in the second part of the signature block, please revise to indicate who is signing as the Principal Executive Officer, the Principal Financial Officer and the Controller or Principal Accounting Officer. If an individual is signing in more than one capacity, indicate each capacity in which he is signing.

Please note that the changes in signatures were made.

Sincerely,

/s/ David Funderburk

Principal Executive Officer of Autovative Products, Inc